                      Securities and Exchange Commission
                            Washington, D.C. 20549
                        -------------------------------

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934




        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            The Austria Fund, Inc.
-------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   052587102
-------------------------------------------------------------------------------
                                (CUSIP Number)

                              Gregory L. Melville
                          Bankgesellschaft Berlin AG
                               Alexanderplatz 2
                                D-10178 Berlin
                                    Germany
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                              September 29, 1997
-------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|



                              Page 1 of 13 Pages

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				SCHEDULE 13D

CUSIP NO. 052587102					PAGE 2 OF 13 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Bankgesellschaft Berlin AG
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCE OF FUNDS							WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION	Federal Republic of Germany
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                         600,400
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                             0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                    600,400
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                        0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                600,400
------------------------------------------------------------------------------
12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES					       	[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		5.1%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON					         BK
-------------------------------------------------------------------------------




                                              Page 2 of 13 Pages

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ITEM 1.           SECURITY AND ISSUER

                  This Schedule 13D relates to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Austria Fund, Inc. (the "Fund"), a corporation organized under the laws of the State of Maryland and registered as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act"). The principal executive offices of the Fund are located at 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a) - (c) This Schedule 13D is being filed by Bankgesellschaft Berlin AG (the "Bank"), a corporation formed under the laws of the Federal Republic of Germany. The Bank is a West German banking organization whose principal offices are located at Alexanderplatz 2, D-10178 Berlin, Germany. The name, business address and principal occupation of each director and executive officer of the Bank are set forth on Annex A hereto, which is incorporated by reference. Annex A also sets forth the name, address, jurisdiction of incorporation and principal business of each shareholder of the Bank who may be deemed to be in control of the Bank. All information in this
Schedule 13D with respect to the persons listed on Annex A is given to the knowledge of the Bank.

                  (d) During the past five years, neither the Bank nor any of the persons listed on Annex A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, neither the Bank nor any of the persons listed on Annex A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) All of the individuals listed in Annex A are citizens of the Federal Republic of Germany, except Yves Dermeaux, who is a citizen of Belgium, David Clark and Zoe Shaw, who are citizens of Great Britain, and Dr. Erik Blahut, who is a citizen of the Republic of Austria.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $5,881,720 (exclusive of commissions).



                                                Page 3 of 13 Pages

ITEM 4.           PURPOSE OF TRANSACTION

                  The shares of Common Stock held by the Bank were acquired for the purpose of investment. Depending upon the Fund's business and prospects, and upon future developments, the Bank may from time to time purchase additional shares of Common Stock, dispose of all or a portion of the shares of Common Stock it holds, or cease buying or selling shares of Common Stock. Factors that may influence the Bank's decision to purchase additional shares or to sell all or a portion of its holdings include, but are not limited to, the level of discount from net asset value ("NAV"), the performance of the shares in the market, the availability of funds, alternative uses of funds, stock and money market conditions, and general economic conditions. Any additional purchases or sales of the shares may be in the open market, in privately-negotiated transactions, or otherwise.

                  The recent level of the discount from NAV at which the shares of Common Stock have traded has been a significant factor in the Bank's decision to purchase shares. With a view to maximizing the return on its investment in the shares of Common Stock, the Bank is considering possible actions that it could take if the discount from NAV remains at current levels. Such actions include, but are not limited to, urging the board of the Fund to initiate the process of open-ending the Fund, urging the board of the Fund to commence an issuer tender offer or other repurchase program, or urging the board of the Fund to liquidate the Fund. The Bank may also consider increasing its ownership of shares of Common Stock to as much as a majority or more of the outstanding shares, seeking representation on the Fund's board, soliciting proxies with respect to the Fund, or other courses of action. (An amendment to the Fund's Articles of Incorporation to open-end the Fund requires the affirmative vote of 662/3% of the outstanding shares of the Fund.) The Bank has not determined to pursue any particular course of action, and, depending upon the factors listed above and other relevant circumstances, may determine not to pursue any such actions and instead to hold or dispose at any time of all or a portion of its shares of Common Stock.

                  Except as described in this Item 4, the Bank has not formulated any plans or proposals which relate to or would result in:

                  (a) the acquisition by any person of additional securities of the Fund, or the disposition of securities of the Fund;

                  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Fund;

                  (c) a sale or transfer of a material amount of assets of the Fund;

                  (d) any change in the present board or management of the Fund, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                  (e) any material change in the present capitalization or dividend policy of the


                                                Page 4 of 13 Pages

Fund;

                  (f) any other material change in the Fund's business or corporate structure, including, but not limited to, any plans or proposals to make any changes in the Fund's investment policies for which a vote is required by Section 13 of the Investment Company Act;

                  (g) any changes in the Fund's charter, by-laws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Fund by any person;

                  (h) causing a class of securities of the Fund to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

                  (i) a class of equity securities of the Fund becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                  (j)      any action similar to any of those enumerated above.

                  The Bank will review its investment in the Fund from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated November 8, 1996, relating to the 1996 Annual Meeting of Stockholders of the Fund states that, as of October 31, 1996, there were 11,703,031 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 600,400 shares of Common Stock, which constitute approximately 5.1% of the outstanding shares of Common Stock.

                  (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

                  (c) During the last sixty days, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange.


                                                Page 5 of 13 Pages

      Date               Number of Shares Purchased   Price Per Share
----------------         --------------------------   ---------------
August 6, 1997                       10,000             $10.000
August 8, 1997                       14,500               9.802
August 11, 1997                      31,400               9.812
August 12, 1997                      10,000               9.996
August 13, 1997                       2,000               9.812
August 14, 1997                       5,000               9.750
August 18, 1997                       5,000               9.562
August 19, 1997                         500               9.750
August 20, 1997                       2,500               9.688
August 21, 1997                      10,200               9.812
August 25, 1997                       7,200               9.750
August 26, 1997                      17,000               9.625
August 27, 1997                         300               9.750
August 28, 1997                      14,500               9.664
August 29, 1997                      10,000               9.562
September 2, 1997                    14,300               9.750
September 3, 1997                    13,500               9.840
September 5, 1997                    28,700              10.062
September 8, 1997                     2,900              10.062
September 9, 1997                     1,800              10.000
September 11, 1997                    3,000               9.875
September 12, 1997                   10,000               9.875
September 15, 1997                    6,800               9.875
September 16, 1997                   40,000               9.875
September 19, 1997                    4,400              10.125
September 23, 1997                   26,200              10.250
September 25, 1997                   12,400              10.287
September 29, 1997                   15,500              10.438


                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.



                                                Page 6 of 13 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Bank does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, the transfer or voting of any such securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

                  None.


                                                Page 7 of 13 Pages

                                   SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  October 2, 1997                 BANKGESELLSCHAFT BERLIN AG


                                       By: /s/ E. Joseph Carrico
                                          ---------------------------
                                             Name:  E. Joseph Carrico
                                             Title: Director



                                       By: /s/ Gregory L. Melville
                                           ----------------------------
                                             Name:  Gregory L. Melville
                                             Title: Assistant Director



                                                Page 8 of 13 Pages

                                    ANNEX A

                  Unless otherwise indicated, the business address for all individuals listed in this Annex A is Bankgesellschaft Berlin AG, Alexanderplatz 2, 10178 Berlin Federal Republic of Germany.

                         MEMBERS OF THE MANAGING BOARD


Name and Address             Principal Occupation

Dr. Wolfgang Rupf            Speaker of the Managing Board of Bankgesellschaft
                             Berlin AG

Dr. Knuth Fischer            Member of the Managing Board of Bankgesellschaft
                             Berlin AG

Hans Leukers                 Member of the Managing Board of Bankgesellschaft
                             Berlin AG

Leopold Trobinger            Member of the Managing Board of Bankgesellschaft
                             Berlin AG



                                                Page 9 of 13 Pages

                               EXECUTIVE OFFICERS


Name and Address                          Principal Occupation
----------------                          --------------------

Dr. Herbert Alisch                        Managing Director of Bankgesellschaft Berlin
Bankgesellschaft Berlin AG                AG
Konzern-Finanzen und Beteiligungen
Hardenbergstrasse 32
10623 Berlin
Federal Republic of German

Willi Bohmer                              Managing Director of Bankgesellschaft Berlin
                                          AG

Peter Konig                               Managing Director of Bankgesellschaft Berlin
                                          AG

Hans Joachim Bley                         Managing Director of Bankgesellschaft Berlin
                                          AG

Jochen W. Sawahn                          Managing Director of Bankgesellschaft Berlin
                                          AG

Dr. Joachim Preussner                     Managing Director of Bankgesellschaft Berlin
                                          AG

Heinrich Honerlage                        Managing Director of Bankgesellschaft Berlin
Konzern-Revision                          AG
Bankgesellschaft Berlin AG
Otto-Braun-Strasse 90
10149 Berlin
Federal Republic of Germany

Stefan Tragler                            Managing Director of Bankgesellschaft Berlin
Konzern-Revision                          AG
Bankgesellschaft Berlin AG
Otto-Braun-Strasse 90
10149 Berlin
Federal Republic of Germany

Artur Fischer                             Managing Director of Bankgesellschaft  Berlin
Konzern-Organisation                      AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany



                                                Page 10 of 13 Pages




Name and Address                          Principal Occupation
----------------                          --------------------

Wolfgang Gunther                          Managing Director of Bankgesellschaft  Berlin
Konzern-Organisation                      AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Helmut Ramthun                            Managing Director of Bankgesellschaft  Berlin
Konzern-Organisation                      AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Hans-Jurgen Meyer                         Managing Director of Bankgesellschaft  Berlin
Compliance Officer                        AG
Bankgesellschaft Berlin AG
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Joachim Antczack                          Managing Director of Bankgesellschaft  Berlin
Stabsstelle                               AG
Investment Banking/Back Office
Brunnestrasse 111
13355 Berlin
Federal Republic of Germany

Wolfgang Stockel                          Managing Director of Bankgesellschaft  Berlin
                                          AG

Heinz-Dieter Gottschalk                   Managing Director of Bankgesellschaft  Berlin
                                          AG

Jochen Zimmermann                         Managing Director of Bankgesellschaft  Berlin
                                          AG

Frank-Michael Boenke                      Managing Director of Bankgesellschaft  Berlin
                                          AG

Georg-Heinrich Sieveking                  Managing Director of Bankgesellschaft  Berlin
                                          AG

Hadi Saidi                                Managing Director of Bankgesellschaft  Berlin
                                          AG

                                                Page 11 of 13 Pages




Name and Address                        Principal Occupation
----------------                        --------------------

Gerhard Richter                         Managing Director of Bankgesellschaft  Berlin
                                        AG

Zoe Shaw                                Managing Director of Bankgesellschaft  Berlin
Asset-Backed Transaktionen              AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Karl-Friedrich Hirschhauser         Managing Director of Bankgesellschaft  Berlin
                                        AG

Gunther Laubner                         Managing Director of Bankgesellschaft  Berlin
                                        AG

Mr. David Clark                         General Manager of Bankgesellschaft  Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Mr. Yves Dermeaux                       General Manager of Bankgesellschaft  Berlin AG
Bankgesellschaft Berlin AG
London Branch
1 Crown Court
Cheapside
London EC2V 6JP

Dr. Erik Blahut                         Managing Director of Bankgesellschaft  Berlin
                                        AG

Serge Demoliere                         Managing Director of Bankgesellschaft  Berlin
                                        AG

Thomas W. Meyer                         Managing Director of Bankgesellschaft  Berlin
                                        AG

Hans-Werner Wilms                       Managing Director of Bankgesellschaft  Berlin
                                        AG

Tim Kettemann                           Managing Director of Bankgesellschaft Berlin
                                        AG


                                                Page 12 of 13 Pages

              SHAREHOLDERS WHO MAY BE DEEMED TO CONTROL THE BANK

The following shareholders of the Bank may be deemed to control the Bank:

The City of Berlin

Gothaer Beteiligungsgesellschaft, an affiliate of an insurance company formed under the laws of the Federal Republic of Germany, whose principal address is Lutzowstrasse 89, 10785 Berlin, Germany, and whose principal shareholders are Gothaer Versicherungs Bank AG (principal office: Gothaer Allee 1, 50672, Koln, Germany), Gothaer Lebenversicherung AG (principal office: Gothaer Platz 2-8, 37069 Gottingen, Germany) and Norddeutsche Landesbank Girozentrale NORD/LB (principal address is Georgplatz 1, D-30159, Hannover, Germany).

Norddeutsche Landesbank Girozentrale NORD/LB, a bank formed under the laws of the Federal Republic of Germany, whose principal address is Georgplatz 1, D-30159, Hannover, Germany.


                                      Page 13 of 13 Pages